Other Insured Level Term Insurance Rider

This rider is part of your policy. The date of issue of this rider is the same as the date of issue of the policy unless otherwise stated on page 3.

                                  Other Insured

Other insured means each person named under this rider on page 3.


                                     Insured

As used in this rider, insured means the insured for the policy.

                                    Benefit

We will pay to the beneficiary the amount of insurance upon receipt of proof of an other insured s death. Death must occur while this rider is in force prior to the expiry date of coverage. The amount of insurance on each other insured and the expiry date of coverage for each other insured is shown on page 3.

                                   Beneficiary

The beneficiary for each other insured s insurance may be named or changed as provided in the policy. If no beneficiary is specifically named, the beneficiary is the owner of the policy.

                                Conversion Option

On any conversion date, the insurance on an other insured may be converted to a new policy on that other insured s life. The new policy will be issued without evidence of insurability or change in premium class subject to the following conditions.

1. You must send us a written application for the new policy wile the coverage for that other insured is in force.

2. The date of issue of the new policy will be the conversion date following the date we receive your application. The coverage being converted under this rider will end on the conversion date. Coverage under the new policy will begin when the coverage under this rider ends.

3. The new policy can be issued for any amount not exceeding the amount of insurance in force on the other insured.

4. Any plan of insurance (except term insurance) offered by us on the date of issue of the new policy can be selected.

5. The new policy will be issued at the other insured s age and at the rates in effect on its date of issue.

6. The inclusion of any rider in the new policy will be subject to our consent and satisfactory evidence of insurability.

                                 Conversion Date

If an other insured is in a standard premium class, conversion dates occur on each monthiversary prior to his attained age 70. If an other insured is in a special premium class, conversion dates occur on each monthiversary prior to his attained age 55 or for 5 years after the date the insurance was effective, if longer (but not beyond attained age 70).

                                Incontestability

Except for increases in the amount of insurance, we will not contest the insurance on another insured after that insurance has been in force during the lifetime of that person for 2 years from its effective date. We will not contest any increase in the amount of insurance on another insured after the increase has been in force during the lifetime of that person for 2 years from its effective date.
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                                     Suicide

If another insured commits suicide, while sane or insane, within 2 years from the date of issue of his coverage, the amount payable by us will be limited to the monthly deductions made for his insurance.

If another insured commits suicide, while sane or insane, 2 or more years after the date of issue of his coverage, but within 2 years of the date an increase in his amount of insurance becomes effective, the amount payable by us applicable to that increase will be limited to the monthly deductions made for the increase.

                           Misstatement of Age or Sex

If an other insured s age or sex has been misstated the amount of the insurance under this rider will be that which would have been purchased by the most recent cost of insurance at the other insured s correct age and sex.

                                Cost of Insurance

The cost of insurance for each other insured is determined monthly and deducted from the account value of the policy on each monthiversary until the expiry date of coverage. Deductions are determined separately for each increase in the amount of insurance.

The guaranteed monthly cost of insurance rates per $1,000 of initial amount of insurance on each other insured are attached to this policy. We can use cost of insurance rates which are lower than the guaranteed rates, but we can never use rates greater than the guaranteed rates. Any lower rates will be based on our expectation of future experience. The rates we use will be on a uniform basis for persons of the same age, sex and premium class whose insurance has been in force the same length of time.

The guaranteed monthly cost of insurance rates for any increase in face amount will be based on the other insured s attained age, sex and premium class at the time of increase.

The monthly cost of insurance for each other insured is the monthly cost of insurance rate times his amount of insurance (in thousands).

                                   Termination


This rider will  terminate on the earliest of the  following  dates:

 . the last expiry date shown for this rider on page 3;
 . the date of termination of the policy;
 . the date the insured dies; or
 . the monthiversary following the date requested by you in writing.



                     American United Life Insurance Company




                                    Secretary